UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               CELADON GROUP, INC.
                          ----------------------------
                                (Name of Issuer)

                          Common Stock, $.033 Par Value
                         -------------------------------
                         (Title of Class of Securities)

                                   150838-10-0
                                 --------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                                Page 1 of 5 Pages
                               Exhibit Index: None

                                  SCHEDULE 13G

CUSIP No. 150838-10-0                                          Page 2 of 5 Pages



1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               LEONARD R. BENNETT
               S.S. #:  ###-##-####

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [_]

3       SEC Use Only

4       Citizenship or Place of Organization

               United States

                      5      Sole Voting Power
  Number of                         0
   Shares
Beneficially          6      Shared Voting Power
  Owned By                          0
    Each
  Reporting           7      Sole Dispositive Power
   Person                           0
    With
                      8      Shared Dispositive Power
                                    0

9       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    0
10      Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
         [_]

11      Percent of Class Represented By Amount in Row (9)

                                    0%

12      Type of Reporting Person*

        IN

Item 1(a)      Name of Issuer:

               Celadon Group, Inc. (the "Issuer").

Item 1(b)      Address of the Issuer's Principal Executive Offices:

               9503 East 33rd Street, One Celadon Drive, Indianapolis, Indiana 46236-4207.

Item 2(a)      Name of Person Filing:

               This statement is filed on behalf of Mr. Leonard R. Bennett (the "Reporting Person").

Item 2(b)      Address of Principal Business Office or, if none, Residence:

               The address of the principal business office of the Reporting Person is 2000 Glades Road, Suite 312, Boca Raton, Florida 33431.

Item 2(c)      Citizenship:

               The Reporting Person is a citizen of the United States.

Item 2(d)      Title of Class of Securities:

               Common Stock, $.033 par value (the "Shares").

Item 2(e)      CUSIP Number:

               150838-10-0

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

               This Item 3 is not applicable.

Item 4.        Ownership:

(a)            Amount Beneficially Owned:

               On July 3, 1996, the Reporting Person sold all of the Shares which he previously beneficially owned and as of this same date ceased to be the beneficial owner of any Shares.

(b)            Percent of Class:

               The number of Shares beneficially owned by the Reporting Person constitutes 0% of the total number of Shares outstanding.

(c)            Number of shares as to which such person has:


    (i)        sole power to vote or to
               direct the vote:                                         0

    (ii)       shared power to vote or
               to direct the vote:                                      0

    (iii)      sole power to dispose or
               to direct the disposition of:                            0

    (iv)       shared power to dispose or
               to direct the disposition of:                            0

Item 5.        Ownership of Five Percent or Less of a Class:

               On July 3, 1996, the Reporting Person sold all of the Shares which he previously beneficially owned and as of this same date ceased to be the beneficial owner of any Shares.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               This Item 6 is not applicable.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the  Security  Being  Reported On by the Parent  Holding
               Company:

               This Item 7 is not applicable.

Item 8.        Identification and Classification of Members of the Group:

               This Item 8 is not applicable.

Item 9.        Notice of Dissolution of Group:

               This Item 9 is not applicable.

Item 10.       Certification:

               This Item 10 is not applicable.

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  September 30, 1996          /S/ LEONARD R. BENNETT
                                    --------------------------------------------
                                    Leonard R. Bennett